United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: SHUTTERFLY, INC.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Marathon Partners Pledges Support for Board Member Nominations and “Say-on-Pay” Advisory Vote at Shutterfly, Inc.’s Upcoming Shareholder Meeting

NEW YORK, New York (May 9, 2016) - Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”) has pledged support for the 2016 Shutterfly, Inc. (NASDAQ:SFLY) proxy and intends to vote all of its shares in favor of all director nominees to the Shutterfly board at the upcoming annual meeting in June 2016.  In addition, Marathon Partners intends to vote affirmatively for Shutterfly’s advisory vote on executive compensation.

Commenting on Marathon Partners’ intention to vote all of its shares in favor of the 2016 director nominees, Mario Cibelli, Manager Member of Marathon Partners stated, “Since I became a board member last year, the entire board of directors has worked very diligently on behalf of the shareholders to position Shutterfly for continued success. The board has my full confidence, and therefore, we are supporting all of the director nominees in this year’s proxy statement.”

“I am thrilled to support Shutterfly’s new board nominees, Chris North and Elizabeth ‘Betsy’ Rafael. I have spent time getting to know Chris and have been very impressed. I am confident Chris’s contributions to the Shutterfly board will be substantial”, said Mario Cibelli. “I have also spoken with Betsy and believe her experience at Autodesk, and GoDaddy makes her an excellent addition to an already strong board.”

“I am also 100% confident that supporting Michael Zeisser for reelection to the Shutterfly board is in the best interest of all shareholders. Michael was instrumental in recruiting Chris North and brings deep expertise in e-commerce and Internet related business. Importantly, he also has an unwavering commitment to tackle issues from the shareholders’ point of view. Our service on the compensation committee together made it very apparent to me that Michael brings an owner's mentality into the boardroom. He has my full support to continue on as a Shutterfly director,” stated Mario Cibelli.

Commenting on Marathon Partners’ intention to vote in favor of Shutterfly’s advisory proposal on executive compensation, Mario Cibelli stated, “After last year’s proxy results, Shutterfly has worked very hard to evolve its compensation and incentive programs. Chris North’s new compensation plan has a heavy weighting of stock options whose value is directly tied to share price performance. This marks a strong departure from past incentive practices and a large step towards a compensation plan that rewards management as well as shareholders. We applaud these changes and the board’s continued openness towards improving Shutterfly’s compensation program, therefore we support Shutterfly’s ‘Say-on-Pay’ advisory vote.”

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Contacts

Marathon Partners Equity Management, LLC
Mario Cibelli, 212-490-4400

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent.  The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.